October 12, 2018

William A. Zartler
Chief Executive Officer and Chairman
Solaris Oilfield Infrastructure, Inc.
9811 Katy Freeway, Suite 700
Houston, TX 77024

       Re: Solaris Oilfield Infrastructure, Inc.
           Registration Statement on Form S-3
           Filed October 9, 2018
           File No. 333-227758

Dear Mr. Zartler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Doug McWilliams, Esq.